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                                     ROPES & GRAY
                               ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110-2624
                                    (617) 951-7000
                             Telecopier:  (617) 951-7050


                                     May 30, 1997



Barr Rosenberg Series Trust
Four Orinda Way, Suite 300E
Orinda, CA  94563

Ladies and Gentlemen:

     You have informed us that you intend to file a Rule 24f-2 Notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 6,645,447 shares of beneficial interest, without par value (the "Shares"), of the U.S. Small Capitalization Series, the Japan Series and the International Small Capitalization Series (together, the "Funds") of Barr Rosenberg Series Trust (the "Trust"), sold in reliance upon the Rule during your fiscal year ended March 31, 1997 (the "Fiscal Year"). We also understand that the registration fee in Item 12 of the Notice was calculated by reference to aggregate sales prices of (i) $53,425,634 for the Shares, (ii) $11,688,321 for shares of the Funds issued by the Trust during the Fiscal Year in connection with dividend reinvestment plans and (iii) $26,196,632 for shares of the Funds redeemed or repurchased by the Trust during the Fiscal Year.

     We have examined the Trust's Agreement and Declaration of Trust dated April 1, 1988, as amended, on file in the office of the Secretary of State of The Commonwealth of Massachusetts (the "Agreement and Declaration of Trust"). We are familiar with the actions taken by the Trust's Trustees to authorize the issue and sale from time to time of shares of beneficial interest of the Trust at not less than net asset value, and have assumed that the Shares have been issued and sold in accordance with such actions. We have also examined a copy of the Trust's By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable by the Trust.


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Barr Rosenberg Series Trust               -2-                     May 30, 1997

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust by the Trustees, by any officers or officer or otherwise. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice when filed with the Commission.

                                   Very truly yours,

                                   ROPES & GRAY

                                   Ropes & Gray